FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

XINYUAN REAL ESTATE CO., LTD.

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press Release Announcing Financial Results for First Quarter 2009	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: June 4, 2009

Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD. ANNOUNCES FIRST QUARTER 2009

FINANCIAL RESULTS

BEIJING, China, June 4, 2009 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced its unaudited financial results for the first quarter ended March 31, 2009.

Highlights for the First Quarter 2009 Compared to the Fourth Quarter 2008

•	Total revenues were US$39.9 million compared to US$60.8 million in the fourth quarter of 2008.

•	Total gross floor area (“GFA”) sales were 47,100 square meters compared to 61,200 square meters in the fourth quarter of 2008.

•	SG&A expenses as a percent of total revenue declined by approximately 370 basis points to 11.6% compared to 15.3% in the fourth quarter of 2008

•

Net income was US$1.1 million compared to a net loss of US$77.5 million in the fourth quarter of 2008. During the fourth quarter, the Company recognized estimated future losses of $22.9 million on its Suzhou International City Garden project and recorded an impairment charge on the same project of $58.4 million.

•

Diluted net income per share attributable to ordinary shareholders was US$0.01, equivalent to US$0.02 per American Depositary Share (“ADS”) compared to a net loss per share of US$0.51, equivalent to a US$1.02 loss per American Depositary Share (“ADS”) in the fourth quarter of 2008.

•	Total debt outstanding declined by US$25.2 million to US$342.5 million.

•	No new projects were started during the quarter and no land was acquired.

“We made significant progress during the first quarter in reducing our cost structure allowing us to generate solid operating cash flows, pay down debt, and report a profit despite the decline in sales,” said Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer. “We have recently seen an uptick in demand in the second quarter as buyers are taking advantage of attractive pricing in the marketplace and are drawn to the unique characteristics of Xinyuan’s properties. While we are hopeful that these trends will continue, we will continue to focus on the areas of our business that we can control, including tightly managing our cost structure and preserving capital.”

“We remain very optimistic about Xinyuan’s long-term opportunity in China. Our focus on Tier II cities with a flexible and scalable business model should allow us to take advantage of the higher growth in these markets as well as benefit from government initiatives. We are well positioned for growth in the near and long-term with a lower cost structure, strong cash position, and a capable management team.”

Financial Results for the First Quarter

For the quarter ended March 31, 2009, the Company’s total revenues were US $39.9 million compared to US$60.8 million in the fourth quarter ended December 31, 2008 and $125.1 million in the first quarter of 2008.

The Company sold 47,100 square meters in the first quarter of 2009, versus 61,200 square meters in the fourth quarter of 2008. The average selling price per square meter sold was Rmb5,405 in the first quarter 2009 versus Rmb5,713 in the fourth quarter 2008, representing a decline of 5.4%. At March 31, 2009, the Company held undeveloped land reserves in Zhengzhou and Chengdu of 278,000 and 219,000 GFA square meters, respectively.

Breakdown of GFA Sales by Project

Project	Q4 2008		Q1 2009		Unsold GFA
	GFA	ASP	GFA	ASP
	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Anhui Wang Jiang Garden	0.0	3,769	0.2	5,032	(0.0)
Chengdu Splendid	9.6	3,711	6.8	4,100	210.2
Henan Colorful Garden	13.2	6,100	14.9	5,452	129.9
Henan Financial Square	1.6	5,601	0.6	16,446	0.0
Kunshan Intl City Garden	6.3	5,232	8.9	4,749	480.3
Shandong Elegant Scenery	0.3	5,325	0.2	6,000	0.4
Shandong International City Garden	9.5	5,325	10.8	5,402	78.6
Suzhou Colorful Garden	8.0	7,009	1.3	7,344	30.7
Suzhou Intl City Garden	8.3	6,998	3.1	6,863	176.0
Suzhou Lake Splendid	4.5	5,760	0.4	6,918	5.8
Total	61.2	5,713	47.1	5,405	1,111.9
	Q-o-Q change		-23.0%	-5.4%

Regarding the average selling price (ASP) decline, 4.2% of the 5.4% drop was due to mix as softness in the higher ASP Suzhou projects was partially offset by a stronger performance of the lower priced projects.

Gross Profit

Gross profit for the first quarter of 2009 was US$6.5 million, or 16.2% of revenue, compared to a gross loss of US$75.8 million, or (21.8%) of revenue, in the fourth quarter of 2008 and a gross profit of US$36.6 million, or 29.2% of revenue, in the first quarter of 2008. During the fourth quarter of 2008, the Company recognized estimated future losses of $22.9 million according to POC accounting on its Suzhou International City Garden project and recorded an impairment charge on the same project of $58.4 million.

Selling, General, and Administrative Expenses (SG&A)

SG&A expenses were US$4.7 million for the first quarter of 2009 compared to US$9.3 million for the fourth quarter of 2008 and $10.9 million for the first quarter of 2008. As a percentage of total revenue, SG&A expenses declined by approximately 370 basis points to 11.6% compared to 15.3% in the fourth quarter of 2008. SG&A expenses increased by approximately 290 basis points compared to 8.7% in the first quarter of 2008 primarily due to lower revenues.

The sequential improvement is attributed to lower advertising and promotion spending (US$1.3 million), lower compensation expense on lower headcount (US$1.0 million), lower professional fees (US$0.7 million), and lower stock-based compensation of (US$0.2 million).

Share of Income of Equity Investee

In the first quarter of 2009, the Company recognized book income of US$1.0 million from its 45% stake in Zhengzhou Jiantou Xinyuan Real Estate Co. Ltd (“Jiantou”) compared to a loss of US$0.6 million in the fourth quarter of 2008 and income of US$3.6 million in the first quarter of 2008.

Exchange Loss

The Company recorded an exchange loss of US$0.1 million in the first quarter of 2009 compared to an exchange loss of US$0.8 million in the fourth quarter of 2008 and an exchange gain of US$2.2 million in the first quarter of 2008.

Net Income

Net income for the first quarter 2009 was US$1.1 million compared to a net loss of US$77.5 million in the fourth quarter of 2008 and net income of US$33.0 million in the first quarter of 2008. Diluted earnings per share for the first quarter of 2009 was US$0.01, compared to diluted loss per share of US$0.51 in the fourth quarter of 2008 and diluted earnings per share of US$0.13 in the first quarter of 2008.

Balance Sheet

At March 31, 2009, Xinyuan reported US$181.3 million in cash compared to US$193.6 million as of December 31, 2008. Total debt outstanding was US$342.5 million, a reduction of $25.2 million compared to US$367.7 million at the end of the fourth quarter 2008. Xinyuan’s book value at the end of the first quarter was US$402.1 million, or US$2.53 per share, and US$5.06 per ADS.

2009 Outlook

Second quarter 2009 GFA sales are expected to range from 95,000 to 110,000 square meters, an increase of over 100% from the first quarter of 2009 due to the recent strength in demand. Second quarter revenue is expected to total US$75.0 to $85.0 million and the net income is expected to be in the range of US$2.0 to $4.0 million.

With a significant increase in GFA sales since March 2009 but with limited visibility on the sustainability of this trend, the Company is increasing its previous full year guidance moderately. Full year 2009 GFA sales are anticipated to be in the range of 350,000 to 375,000 square meters versus previous guidance of 250,000 to 290,000 square meters. 2009 revenues are expected to be US$270 to US$295 million versus previous guidance of $225 million to $250 million. Full year 2009 net income is projected to be $8.0 million to $13.0 million. No new projects are included in these projections although the Company is evaluating new projects according to market conditions.

Mr. Zhang commented, “Our priorities for the remainder of 2009 are maintaining our improving sales momentum while appropriately managing overhead and operating expenses, strengthening our management team, and pacing our development projects commensurate with market demand. We have made substantial progress in these areas with outsourcing of the sales function beginning to bear fruit so far in the second quarter of 2009 and our cost reduction actions since the fourth quarter of 2008 resulting in a significant reduction in expenses in the first quarter of 2009. Given the recent improvement in demand, we are conservatively increasing the development pace on our large projects in Suzhou, Kunshan, and Chengdu, but will continue to focus on efficiently and prudently deploying our capital.”

Percentage of Completion Accounting

Xinyuan’s projects recognize revenue under the percentage of completion method. This requires the Company to re-evaluate our estimates of future revenues and costs on a quarterly basis project by project. Cumulative revenue is determined by multiplying cumulative contract sales proceeds times cumulative incurred cost divided by total estimated project cost. Cumulative cost of sales is calculated by multiplying cumulative incurred cost times cumulative contract sales divided by total estimated project revenue. Whenever Xinyuan makes changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profit previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that the Company will have to sell units at a price less than our costs to develop them, it must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects the Company must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses. In the fourth quarter of 2008, Suzhou ICG was the only such unprofitable project subject to recognition of total project gross loss and impairment reviews. There were no significant changes in estimates in the first quarter of 2009.

Conference Call Information

Xinyuan’s management will host an earnings conference call on June 4, 2009 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-913-312-0420. A webcast will also be available through the Company’s investor relations website at http://www.xyre.com. A replay of the call will be available through June 11, 2009. Listeners may access the replay by dialing 1-719-457-0820, access code: 5040150.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 34.5 million people in six strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage;; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2008. All information provided in this press release is as of March 27, 2009. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. In addition, we are in the process of conducting further evaluations of our internal control over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. We make no representation of management’s assessment regarding internal control over financial reporting or include an attestation report of the Company’s independent auditors due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Mr. Jacky Zhang

Deputy General Manager of Investor Relations

Tel: +86 (10) 8588-9262

Email: zhengang.zhang@xyre.com

Mr. Bill Zima

ICR, Beijing

Tel: +86-10-6599-7969

Email: Bill.zima@icrinc.com

In the United States:

Ms. Kate Messmer

ICR, LLC

Tel: +1 (203) 682-8338

Email: kate.messmer@icrinc.com

Ms. Evelyn Infurna

ICR, LLC

Tel: +1 (203) 682-8346

Email: evelyn.infurna@icrinc.com

Ms. Kristin Brown

ICR, LLC

Tel: +1 (646) 277-1229

Email: kristin.brown@icrinc.com

(Financial Tables on Following Pages)

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	March 31, 2009	December 31, 2008	March 31, 2008
Revenue	$39,939	$60,821	$125,137

Cost of revenue	(33,462)	(136,646)	(88,582)

Gross profit/ (Loss)	6,477	(75,825)	36,555

Selling and distribution expenses	(731)	(2,321)	(1,853)
General and administrative expenses	(3,926)	(6,980)	(9,016)

Operating income/ (Loss)	1,820	(85,126)	25,686

Interest income	299	687	1,038
Share of income (loss) in an equity investee	1,031	(644)	3,585
Exchange gains (loss)	(14)	(819)	2,232
Change in fair value of warrant liabilities	(245)	324	11,296

Income (loss) from operations before income taxes	2,891	(85,578)	43,837

Income taxes	(1,765)	8,029	(10,885)

Net Income (loss)	1,126	(77,549)	32,952

Net income attributable to ordinary shareholders	1,126	(77,549)	32,952

Earnings (loss) per share:
Basic	0.01	(0.51)	0.22
Diluted	0.01	(0.51)	0.13

Shares used in computation:
Basic	149,364	150,770	148,398
Diluted	158,961	150,770	161,373

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All US$ amounts and number of shares data in thousands, except per share data)

	March 31, 2009	December 31, 2008
ASSETS
Current assets
Cash and cash equivalents	108,681	135,659
Restricted cash	72,641	57,951
Accounts receivable	3,482	3,299
Other receivables	6,384	20,229
Other deposits and prepayments	31,562	28,735
Advances to suppliers	997	733
Real estate property development completed	327	328
Real estate property under development	509,645	523,634
Other current assets	8,449	8,562

Total current assets	742,168	779,130

Non-current assets
Real estate property under development	102,054	101,590
Real estate properties held for lease, net	14,732	14,851
Property and equipment, net	5,119	5,255
Other long-term investment	242	242
Interests in an equity investee	21,057	20,157
Defered tax asset	6,503	11,646
Other assets	7,219	8,111

TOTAL ASSETS	899,094	940,982

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All US$ amounts and number of shares data in thousands, except per share data)

	March 31, 2009	December 31, 2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	74,457	89,032
Short-term bank loans	184,811	168,967
Customer deposits	12,255	14,252
Income tax payable	6,623	6,263
Deferred tax liabilities	22,461	21,513
Other payables and accrued liabilities	24,635	22,038
Payroll and welfare payable	906	2,210

Total current liabilities	326,148	324,275

Non-current liabilities
Long-term bank loans	62,903	105,007
Warrant liabilities	415	170
Deferred tax liabilities	(14)	4,816
Unrecognized tax benefits	12,742	12,745
Other long-term debt	94,754	93,714

TOTAL LIABILITIES	496,948	540,727

Shareholders’ equity
Common Shares	15	15
Additional paid-in capital	500,023	499,155
Statutory reserves	13,167	13,167
Retained earnings (accumulated deficit )	(111,059)	(112,082)
TOTAL SHAREHOLDERS’ EQUITY	402,146	400,255

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	899,094	940,982